July 17, 2020

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Jason Drory

Re:   Predictive Oncology Inc.

Registration Statement on Form S-3

File No. 333- 239851

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Predictive Oncology Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m. Eastern Standard Time on July 21, 2020, or as soon thereafter as practicable.

Very truly yours,

Predictive Oncology Inc.

By:   /s/ Bob Myers

Name: Bob Myers

Title: Chief Financial Officer